June 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allurion Technologies, Inc.
Registration Statement on Form S-1
File No. 333-280466

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Allurion Technologies, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 6:00 a.m. ET on June 28, 2024, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

JEFFERIES LLC

/s/ Michael Robinson
Name: Michael Robinson
Title: Managing Director

TD SECURITIES (USA) LLC

/s/ Michael Campbell
Name: Michael Campbell
Title: Managing Director